Telephone & Data Systems, Inc.

30 North LaSalle Street

Chicago, IL  60602

(312) 630-1900

Fax:  (312) 630-9299

VIA EDGAR

August 3, 2017

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F. Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

RE:	Telephone and Data Systems, Inc. Form 10-K for Fiscal Year Ended December 31, 2016 Filed February 24, 2017 File No. 001-14157

Dear Mr. Spirgel:

This letter responds to your letter dated July 17, 2017, to LeRoy T. Carlson, Jr., President and Chief Executive Officer of Telephone and Data Systems, Inc. (“TDS” or “Company”), regarding the Securities and Exchange Commission (“SEC” or “Commission”) Staff’s comment on the above referenced filing.  To assist in your review, we have retyped the text of the Staff’s comments in bold italics below, and our responses are set forth in plain text beneath each comment.  For responses relating to the evaluations and determinations with respect to internal control over financial reporting, references to the Company include responsible management of the Company, as applicable.  References to page numbers are those in the applicable documents as filed.

Form 10-K for Fiscal Year Ended December 31, 2016

Item 9A.  Controls and Procedures, page 30

Comment 1:

We note from your disclosures that you recorded out-of-period adjustments related to errors in equipment installment plan transactions in both the fiscal years ended December 31, 2015 and 2016, depreciation expense in the fiscal year ended December 31, 2016 and in the accounting for your agreement with King Street Wireless in the fiscal year ended December 31, 2015.  We also note your disclosure that these errors and out-of-period adjustments are not material to your financial statements.  Please address the following with regard to your Internal Control over Financial Reporting and Disclosure Controls and Procedures for 2016:

To assist your review, each underlying question from the above is addressed by topic.

2016 Equipment Installment Plans

  Tell us how you discovered the errors and the processes and/or controls that were involved in identifying the errors in 2016.

When entering into an Equipment Installment Plan (“EIP”) contract, the customer is given the right to trade in the phone for a new phone at a specified point in time prior to the end of the contract (for example, a customer entering into a 24-month contract would be eligible to upgrade the device after 18 months).  Upon inception of the contract, a guarantee liability is established to reflect this right.  If the customer chooses not to trade in the phone, this liability is amortized into revenue over the remaining term of the contract (i.e., using the example above, over months 19-24 of the contract).  This amortization was being performed using manual processes for contracts entered into between April 2014 (when the program started) and March 2015.  EIP contracts entered into after March 2015 were systematically managed within the billing system.

In the third quarter of 2016, the Company performed an analysis as part of the guarantee liability control processes for the contracts being accounted for manually to determine if the guarantee liability would be properly amortized to zero in the appropriate time frame.  When it was discovered that this was not the case, additional analysis was performed.

  To the extent that you determined there were control deficiencies that led to the errors, describe in reasonable detail the deficiencies, how you evaluated the severity of each identified in 2016 and considered any prior year related deficiencies and errors in your assessment.  Refer to the guidance for evaluation of control deficiencies beginning on p. 34 of SEC Release No. 33-8810 “Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934.”  Include in your analysis a description of the maximum potential amount or total of transactions exposed to the deficiencies and explain how you made that determination.

Due to an operating deficiency attributable to the manual processes and controls used to account for a subset of EIP contracts, appropriate adjustments were not being made in the manual accounting for the guarantee liability amortization when changes were made to the contracts during their term (e.g., voluntary/involuntary acceleration of payments).  Through its balance sheet reconciliation process and accounting review controls, the Company identified an overstatement in the guarantee liability of $4 million and a corresponding understatement of prior year pre-tax income over the period of April 2014 through September 30, 2016 due to the errors.  The automated processes that were implemented for contracts entered into after March 2015 were also reviewed and it was determined that such automated processes were performing the amortization properly.

The Company evaluated the severity of the control deficiency using both quantitative and qualitative factors in accordance with SEC Release No. 33-8810.  The Company conducted this evaluation by considering whether there was, at the time, a reasonable possibility that the Company’s internal controls over financial reporting would fail to prevent or detect an accounting error that would result in a material misstatement of the Company’s financial statements.

The Company considered if its financial statements could be materially misstated in any given year as a result of this control deficiency as well as other deficiencies taken individually or in the aggregate.  As noted above, the automated processes were performing properly.  Therefore, the maximum number of transactions exposed to the deficiency consisted only of the population of EIP contracts that were entered into by customers between April 2014 and March 2015 and managed by manual processes (approximately 525,000 contracts).  While the errors were identified in Q3 2016, they had aggregated over time and had increased beyond the precision level of the controls in place.  Since the liability was amortizing to zero, it was determined the magnitude of the error could not be larger than the amount identified.

The Company concluded that the adjustments were quantitatively and qualitatively immaterial to the then current and prior period financial statements, earnings, earnings trends and financial statement line items both individually and in the aggregate and as a result recorded the adjustment in the then current period.

Based on its quantitative and qualitative assessment, the Company concluded that a significant deficiency attributable to deficiencies in the manual processes used to account for a subset of EIP contracts existed at the time of the error.  Although the magnitude of the potential misstatement was not material, this deficiency was significant enough to merit the attention of individuals responsible for financial reporting oversight.  It was determined that a well-informed, competent and objective individual would not conclude this deficiency to be a material weakness considering the quantitative and qualitative factors.  The significant deficiency was remediated as of December 31, 2016.

The Company additionally considered the impact of the prior year’s out-of-period adjustment in EIP reporting.  The 2015 EIP adjustment pertained to unrelated, automated reporting issues relating to a combination of system defects and new, front-line employee processes.  The resulting deficiency related to those separate issues was remediated as of December 31, 2015 and therefore did not have an impact on the 2016 issue identified.

  Tell us whether you evaluated if there were any deficiencies in your monitoring or risk assessment controls and processes as a result of the errors, and if so, how you evaluated the severity of those deficiencies.

The Company performed an evaluation of monitoring and risk assessment controls as a result of these errors and determined there were no deficiencies in such controls.

  Tell us of any changes or improvements in your internal controls over financial reporting you made or plan to make as a result of your detecting the errors.

The accounting for the guarantee liability was fully automated for contracts entered into after March 2015 and the manual accounting for contracts entered into prior to that date had concluded by December 31, 2016.  Therefore, no additional controls were determined to be needed.

2016 Depreciation

  Tell us how you discovered the errors and the processes and/or controls that were involved in identifying the errors in 2016.

The Company’s Incumbent Local Exchange Carrier (“ILEC”) operations are regulated by the Federal Communications Commission (“FCC”) and certain state public service commissions.  The Company is required to comply with financial reporting requirements under generally accepted accounting principles in the United States of America (“GAAP”) as well as regulatory accounting practices under Part 32 of the Uniform System of Accounts (hereinafter referred to as “RAP”).  Given the complex reporting requirements, the Company maintains two sets of fixed asset accounting records for its ILECs within the accounting system’s fixed asset module and utilizes the consolidation function of the accounting system to record a manual entry for any reconciling adjustments.  Reconciling adjustments recorded in consolidation accounts are for the variance in the useful lives and depreciation rates used under each accounting framework.

The Company performs a monthly comparison between RAP and GAAP net book value of fixed assets for ILECs.  An analysis performed by the Company identified the need for a more thorough review of the reconciling adjustments.  During this review, it was determined that beginning in Q3 2014 and continuing through Q1 2016, certain asset classes at an ILEC had reached a zero net book value; however, certain manual depreciation adjustments continued during this time, which resulted in over-depreciation of the related assets.

  To the extent that you determined there were control deficiencies that led to the errors, describe in reasonable detail the deficiencies, how you evaluated the severity of each identified in 2016 and considered any prior year related deficiencies and errors in your assessment.  Refer to the guidance for evaluation of control deficiencies beginning on p. 34 of SEC Release No. 33-8810 “Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934.”  Include in your analysis a description of the maximum potential amount or total of transactions exposed to the deficiencies and explain how you made that determination.

Due to a design deficiency in controls over the accuracy and completeness of manual depreciation of certain assets, over-depreciation occurred as the entry used to create the consolidation reconciling adjustment did not factor in the previous consolidation adjustments recorded outside of the accounting system’s fixed asset module records.  As a result of this error, the Company understated pre-tax income by $4 million over the period from Q3 2014 to Q1 2016.

The Company evaluated the severity of the control deficiency using both quantitative and qualitative factors in accordance with SEC Release No. 33-8810.  The Company conducted this evaluation by considering whether there was, at the time, a reasonable possibility that the Company’s internal controls over financial reporting would fail to prevent or detect an accounting error that would result in a material misstatement of the Company’s financial statements.

The Company considered if its financial statements could be materially misstated in any given year as a result of this control deficiency as well as other deficiencies taken individually or in the aggregate.  The assets in the one impacted ILEC had been established in a different manner due to internal management reporting needs (referred to as the “subarea asset group method”).  The maximum exposure of the deficiency is the part of the total consolidation reconciling adjustment related to subarea assets for any ILEC that established its assets using the subarea asset group method.  Assets in two other ILECs had been established using the subarea asset group method as well.  Therefore, those ILECs were also analyzed.  It was determined that no other ILEC assets using the subarea asset group method required a consolidation reconciling adjustment.  Therefore, the maximum exposure was the amount related to the one ILEC where the reconciling adjustment was required, which was the amount of the error identified.  While the errors were identified in Q2 2016, they had aggregated over time and had increased to a level that triggered identification by compensating controls in place.  Based on the fact that the error accumulated over time and management’s controls identified the need for further analysis when the error reached $4 million, the Company does not believe it is reasonably possible that internal controls over financial reporting would fail to prevent or detect an accounting error that would result in a material misstatement of the Company’s financial statements.

The Company concluded that the adjustments were quantitatively and qualitatively immaterial to the then current and all prior period financial statements, earnings, earnings trends and financial statement line items both individually and in the aggregate and as a result recorded the adjustment in the then current period.

The Company concluded that a control deficiency existed due to the design deficiency in controls over the accuracy and completeness of manual depreciation of subarea asset groups given that the potential magnitude of this deficiency is not material and was not significant enough to merit the attention of individuals responsible for financial reporting oversight considering the quantitative and qualitative factors.  There were no prior year deficiencies of a similar nature.

  Tell us whether you evaluated if there were any deficiencies in your monitoring or risk assessment controls and processes as a result of the errors, and if so, how you evaluated the severity of those deficiencies.

The Company performed an evaluation of monitoring and risk assessment controls as a result of these errors and determined there were no deficiencies in such controls.

  Tell us of any changes or improvements in your internal controls over financial reporting you made or plan to make as a result of your detecting the errors.

System enhancements were made to the accounting system fixed asset module to modify the depreciation calculations and drive enhanced accuracy.  Depreciation of the impacted assets was moved into the automated accounting system's fixed asset module in Q3 2016 and the control deficiency was remediated as of December 31, 2016.

2015 Equipment Installment Plans

  Tell us how you discovered the errors and the processes and/or controls that were involved in identifying the errors in 2016.

Enhanced reporting provided to management beginning in Q2 2015 indicated that within the Company’s billing system, the modules for Order Management, Accounts Receivable, and Billing were out of balance related to unbilled installments for devices purchased on an EIP contract.  This out-of-balance condition resulted in an overstatement of the billing system unbilled Accounts Receivable and consequently, misstatement of accounting system Accounts Receivable and related accounts.

  To the extent that you determined there were control deficiencies that led to the errors, describe in reasonable detail the deficiencies, how you evaluated the severity of each identified in 2016 and considered any prior year related deficiencies and errors in your assessment.  Refer to the guidance for evaluation of control deficiencies beginning on p. 34 of SEC Release No. 33-8810 “Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934.”  Include in your analysis a description of the maximum potential amount or total of transactions exposed to the deficiencies and explain how you made that determination.

EIP functionality of the billing system was implemented without the requisite reporting needed for Revenue Accounting to reconcile the billing system modules.  As such, a design deficiency existed in accounting controls to ensure the completeness and accuracy of the billing system financial data related to EIP balances that feed Accounts Receivable information into the accounting system.  The design deficiency was mitigated by certain compensating controls that were in place at the time and operated effectively at a level of precision sufficient to prevent or detect a misstatement that could have been material, which led to the identification of the issue.

The Company evaluated the severity of the control deficiency using both quantitative and qualitative factors in accordance with SEC Release No. 33-8810.  The Company conducted this evaluation by considering whether there was, at the time, a reasonable possibility that the Company’s internal controls over financial reporting would fail to prevent or detect an accounting error that would result in a material misstatement of the Company’s financial statements.

The Company considered if its financial statements could be materially misstated in any given year as a result of this control deficiency as well as other deficiencies taken individually or in the aggregate.  Although the error was identified in Q2 2015, it had aggregated over the period from Q2 2014 to Q1 2015 and had increased to a level that triggered identification by the compensating controls in place.  As a result, the Company concluded that the maximum error relating to this deficiency to the impacted periods is the actual amount of the error discussed in the financial statements.  Based on the fact that the error had accumulated over time and management’s controls identified the need for further analysis when the error reached $6 million, the Company does not believe it is reasonably possible that internal controls over financial reporting would fail to prevent or detect an accounting error that would result in a material misstatement of the Company’s financial statements.

The Company concluded that the adjustments were quantitatively and qualitatively immaterial to the then current and prior period financial statements, earnings, earnings trends and financial statement line items both individually and in the aggregate and as a result recorded the adjustment in the then current period.

The Company concluded that a significant deficiency existed due to the design deficiency in controls over the accuracy and completeness of EIP financial data flowing from the billing system to the accounting system.  Although the magnitude of the potential misstatement was not material, this deficiency was significant enough to merit the attention of individuals responsible for financial reporting oversight.  It was determined that a well-informed, competent and objective individual would not conclude this deficiency to be a material weakness considering the quantitative and qualitative factors.  Prior year deficiencies related to the billing system were considered in evaluating the deficiency and when taken in the aggregate did not rise to the level of a material weakness given the significant amount of remediation that had been completed.  The significant deficiency was remediated as of December 31, 2015.

  Tell us whether you evaluated if there were any deficiencies in your monitoring or risk assessment controls and processes as a result of the errors, and if so, how you evaluated the severity of those deficiencies.

The Company performed an evaluation of monitoring and risk assessment controls as a result of these errors and determined there were no deficiencies in such controls.

  Tell us of any changes or improvements in your internal controls over financial reporting you made or plan to make as a result of your detecting the errors.

The Company implemented additional reconciliation controls, as well as additional system completeness and accuracy checks in relation to the unbilled Accounts Receivable balances noted as part of this deficiency.  The significant deficiency was remediated as of December 31, 2015.

2015 King Street Wireless

  Tell us how you discovered the errors and the processes and/or controls that were involved in identifying the errors in 2016.

The Company has a Network Sharing Agreement (“NSA”) with King Street Wireless, which generally provides for U.S. Cellular to compensate King Street Wireless for the use of its spectrum and King Street Wireless to compensate U.S. Cellular for use of portions of U. S. Cellular’s wireless network.  The billing related to spectrum usage is based on the amount of data used on the applicable spectrum by U.S. Cellular customers.  The Company generates a monthly report that calculates the King Street Wireless NSA financial impact to both U.S. Cellular and King Street Wireless.  The report provides key information used to calculate the amount due to or due from King Street Wireless.  Review of this report identified an unexpected trend in certain LTE data usage amounts by U.S. Cellular customers on King Street Wireless’ spectrum compared to data usage by U.S. Cellular customers on all available spectrum.

  To the extent that you determined there were control deficiencies that led to the errors, describe in reasonable detail the deficiencies, how you evaluated the severity of each identified in 2016 and considered any prior year related deficiencies and errors in your assessment.  Refer to the guidance for evaluation of control deficiencies beginning on p. 34 of SEC Release No. 33-8810 “Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934.”  Include in your analysis a description of the maximum potential amount or total of transactions exposed to the deficiencies and explain how you made that determination.

Due to a design deficiency in controls over the accuracy and completeness of the King Street Wireless NSA reporting, the source data for the applicable report erroneously overstated the usage being carried over King Street Wireless’ spectrum during the period September 2013 through July 2015 and, thus resulted in an overpayment of spectrum usage fees from U.S. Cellular to King Street Wireless.

The Company evaluated the severity of the control deficiency using both quantitative and qualitative factors in accordance with SEC Release No. 33-8810.  The Company conducted this evaluation by considering whether there was, at the time, a reasonable possibility that the Company’s internal controls over financial reporting would fail to prevent or detect an accounting error that would result in a material misstatement of the Company’s financial statements.

The Company considered if its financial statements could be materially misstated in any given year as a result of this control deficiency as well as other deficiencies taken individually or in the aggregate.  King Street Wireless is a variable interest entity that is fully consolidated by the Company.  Therefore, this error is principally between companies within the same consolidated group, which limited the impact to the non-controlling interest and related tax impacts and significantly mitigated the impact.  The net impact of the error aggregated from 2013 to 2015 on the Company’s net income was $3 million.  Although the errors were detected in 2015, they had aggregated over time and had increased to a level that triggered identification by compensating controls in place.  Based on the fact that the error had accumulated over time and management’s controls operated at a sufficient level of precision to identify the need for further analysis when the error reached $3 million, the Company does not believe it is reasonably possible that internal controls over financial reporting would fail to prevent or detect an accounting error that would result in a material misstatement of the Company’s financial statements.

The Company concluded that the adjustments were quantitatively and qualitatively immaterial to the then current and prior period financial statements, earnings, earnings trends and financial statement line items both individually and in the aggregate and as a result recorded the adjustment in the then current period.

The Company concluded that a significant deficiency existed due to the design deficiency in controls over the accuracy and completeness of King Street Wireless NSA reporting given that the potential magnitude of this deficiency was not material yet was significant enough to merit the attention of individuals responsible for financial reporting oversight.  It was determined that a well-informed, competent and objective individual would not conclude this deficiency to be a material weakness considering the quantitative and qualitative factors.  There were no prior year deficiencies of a similar nature.

  Tell us whether you evaluated if there were any deficiencies in your monitoring or risk assessment controls and processes as a result of the errors, and if so, how you evaluated the severity of those deficiencies.

The Company performed an evaluation of monitoring and risk assessment controls as a result of these errors and determined there were no deficiencies in such controls.

  Tell us of any changes or improvements in your internal controls over financial reporting you made or plan to make as a result of your detecting the errors.

The Company implemented controls designed to test and evaluate the completeness and accuracy over the monthly report designed to identify and evaluate LTE data usage subject to the King Street Wireless NSA.  The significant deficiency was remediated as of December 31, 2015.

Exhibit 13

Financial Overview

Components of Operating Income (Loss), Page 22

Comment 2:

We note you present a non-GAAP measure titled “operating cash flow” which appears similar to the term used in US GAAP, “cash flows from operating activities”.  We do not believe your presentation complies with Item 10(e)(1)(ii)(E) of Regulation S-K, which prohibits using titles for non-GAAP measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures.  Accordingly, please revise the title “operating cash flow” to provide a more appropriate description of this measure.  Please also comply with this comment in your next earnings release.

In response to the Staff’s comment, we will revise the label of this identified non-GAAP metric to “Adjusted OIBDA” (where OIBDA refers to Operating Income before Depreciation and Amortization).  We will incorporate this change within our future earnings releases and Form 10-Q and 10-K filings.

Comment 3:

Your presentation of the non-GAAP measure “operating cash flow” within a full income statement is inconsistent with Item 10(e)(1)(ii)(C) of Regulation S-K and therefore as currently presented is not appropriate.  Please move this measure to present it below net income with your other non-GAAP measure.

In response to the Staff’s comment, we will revise the presentation of the components of Operating Income (Loss) schedules within our future Form 10-Q and 10-K filings to remove the subtotal calculating “operating cash flow” from within the full income statement.  We will rename this non-GAAP measure pursuant to comment 2 above and move the presentation of the metric below net income.

TDS and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.  The Company’s management has reviewed the above responses to the Staff’s comments with the Audit Committee of its Board of Directors.  If you have any questions, please contact Douglas D. Shuma, Senior Vice President and Chief Accounting Officer of TDS, at (312) 592-5301.

Sincerely,

Telephone & Data Systems, Inc.

By:	/s/ Douglas D. Shuma
Douglas D. Shuma Chief Accounting Officer

Cc:	LeRoy T. Carlson, Jr. Anita J. Kroll Alfred N. Sacha